AmerAlia, Inc.
9233 Park Meadows Dr., Suite 431 Lone Tree, CO 80124 Telephone: (720) 876 2373 Facsimile: (720) 876 2374

March 4, 2009

Mr. Chris White
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010

Dear Mr. White

Re:	AmerAlia, Inc.
File No. 0-15474

We refer to your letter dated February 20, 2009 concerning your review of our Form 10-KSB for the year ended June 30, 2008 and our Form 10-Q for the Quarter ended September 30, 2008 and your request for a response from us within ten business days.

As discussed by our attorney, Mike Weiner, with Bob Carroll of your office, we are keen to address these issues so that we can resolve them as soon as possible, however, in order to assemble the information you seek, we ask you to grant us a two week extension until Friday, March 20, 2009.

If you wish to discuss this further, please call either me at (720) 876 2373 or Mike Weiner at Dorsey & Whitney, LLP.  His phone number is (303) 352 1156.

Sincerely

/s/ Robert van Mourik
CHIEF FINANCIAL OFFICER
Email: rvanmourik@ameralia.com